Via Facsimile and U.S. Mail
Mail Stop 6010

January 18, 2008

Mr. Paul B. Cleveland
Executive Vice President, Corporate Development
and Chief Financial Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, California 94304

Re: **Affymax, Inc.**
        Form 10-K for the year ended December 31, 2006
        File No. 1-33213

Dear Mr. Cleveland:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                            Sincerely,

                                            Jim Rosenberg
                                            Senior Assistant Chief
                                            Accountant